Exhibit 12
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Three Months Ended	Fiscal Year Ended April 30,
	July 31, 2013	2013	2012	2011	2010	2009
Earnings
Income from continuing operations	$1,560	$22,408	$8,995	$3,769	$5,182	$8,980
Add:
Combined fixed charges and preferred distributions (see below)	18,342	73,657	68,172	64,954	71,497	72,027
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	(88)	(809)	(135)	180	(22)	40
Interest capitalized	(580)	(742)	(571)	(57)	(19)	(912)
Preferred distributions	(2,879)	(9,229)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$16,355	$85,285	$74,089	$66,474	$74,266	$77,763

Fixed charges
Interest expensed	$14,883	$63,686	65,229	62,525	69,106	68,743
Interest capitalized	580	742	571	57	19	912
Total fixed charges	$15,463	$64,428	$65,800	$62,582	$69,125	$69,655
Preferred distributions	2,879	9,229	2,372	2,372	2,372	2,372
Total combined fixed charges and preferred distributions	$18,342	$73,657	$68,172	$64,954	$71,497	$72,027

Ratio of earnings to fixed charges	1.06	1.32	1.13	1.06	1.07	1.12
Ratio of earnings to combined fixed charges and preferred distributions	0.89	1.16	1.09	1.02	1.04	1.08